MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

March 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Funds Proxy Statements

Ladies and Gentlemen:

This letter is to respond to observations received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the response dated March 13, 2017 to the Staff’s initial comments on the preliminary proxy statements filed by the registrants in the Pioneer Funds fund complex listed on Appendix A attached hereto (each, a “Registrant”). Following are the Staff’s observations and the Registrants responses thereto:

1.	Observation:	The Staff noted that, in their response to the Staff’s initial comments, the Registrants submit that a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes is not required. The Staff noted that it continues to take the position that an adjournment is a substantive proposal for which proxies should be independently solicited.

	Response:	The Registrants acknowledge the Staff’s observation.

2.	Observation:	The Staff noted that, in the disclosure regarding the Board’s evaluation of the New Management Agreement, the Registrants use the term “quintile” in describing each Fund’s management fees and expenses relative to the Fund’s peer group of funds. The Staff asked if investors know what “quintile” means and suggested that the Registrants consider using more accessible language when comparing a Fund’s management fees and expenses to those of its peer group of funds.

	Response:	The Registrants acknowledge the Staff’s observation.

3.	Observation:	The Staff noted that the Registrants indicate that the Board considered information showing the management fees and expenses of each Fund in comparison to the management fees and expense ratios of its peer group of funds. The Staff requested that the Registrants, now or in the future, consider providing additional detail to clarify what the Board thought about such information and how that information factored into the Board’s conclusion to approve the New Management Agreement.

	Response:	The Registrants acknowledge the Staff’s observation.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Terrence J. Cullen

Christopher J. Kelley

Roger P. Joseph

Toby R. Serkin

Appendix A

Pioneer Asset Allocation Trust	(File No. 811-21569)
Pioneer Bond Fund	(File No. 811-02864)
Pioneer Diversified High Income Trust	(File No. 811-22014)
Pioneer Emerging Markets Fund	(File No. 811-08448)
Pioneer Equity Income Fund	(File No. 811-08657)
Pioneer Floating Rate Trust	(File No. 811-21654)
Pioneer Fund	(File No. 811-01466)
Pioneer High Income Trust	(File No. 811-21043)
Pioneer High Yield Fund	(File No. 811-09685)
Pioneer ILS Interval Fund	(File No. 811-22987)
Pioneer Mid Cap Value Fund	(File No. 811-06106)
Pioneer Money Market Trust	(File No. 811-05099)
Pioneer Municipal High Income Advantage Trust	(File No. 811-21409)
Pioneer Municipal High Income Trust	(File No. 811-21321)
Pioneer Real Estate Shares	(File No. 811-07870)
Pioneer Series Trust II	(File No. 811-21460)
Pioneer Series Trust III	(File No. 811-21664)
Pioneer Series Trust IV	(File No. 811-21781)
Pioneer Series Trust V	(File No. 811-21823)
Pioneer Series Trust VI	(File No. 811-21978)
Pioneer Series Trust VII	(File No. 811-10395)
Pioneer Series Trust VIII	(File No. 811-07318)
Pioneer Series Trust X	(File No. 811-21108)
Pioneer Series Trust XI	(File No. 811-01835)
Pioneer Series Trust XII	(File No. 811-08547)
Pioneer Short Term Income Fund	(File No. 811-21558)
Pioneer Strategic Income Fund	(File No. 811-09223)
Pioneer Variable Contracts Trust	(File No. 811-08786)

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